Exhibit 99.1

Mecox Lane Limited Announces Major Investment by Cnshangquan E-Commerce Co., Ltd.

Cnshangquan to acquire stake of approximately 63.7% from certain shareholders

SHANGHAI, January 30, 2014 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer of apparel and accessories in China, today announced that the Company has been informed that certain existing shareholders of the Company entered into a definitive share purchase agreement dated January 29, 2014 with Cnshangquan E-Commerce Co., Ltd. (“Cnshangquan”), a Nanjing-based leading provider of integrated marketing platforms for businesses and consumers, pursuant to which Cnshangquan has agreed to purchase 290,564,842 ordinary shares of the Company from several existing shareholders, representing approximately 63.7% of the issued and outstanding ordinary shares of the Company, for a total cash consideration of approximately US$39 million in a private transaction intended to be exempt from the registration requirements under the Securities Act of 1933.  The transactions contemplated by the share purchase agreement will result in a change in control of the Company upon consummation.

The share purchase and sale transactions are expected to close in the second quarter of 2014, subject to the satisfaction of customary closing conditions specified in the share purchase agreement, including certain PRC government approvals.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer of apparel and accessories in China.  The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce platforms, as well as through the Company’s physical store network and call center. Product offerings include apparel and accessories, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, and select domestic and international third-party brands.  For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

About Cnshangquan E-Commerce Co., Ltd.

Cnshangquan E-commerce Co., Ltd. (“Cnshangquan”) is a Nanjing-based leading provider of integrated marketing platforms for businesses and consumers. Cnshangquan operates an integrated SoLoMo+O2O (Social-Local-Mobile and Online to Offline) business model and uses LBS technology to develop O2O e-commerce services and solutions, including the provision of a digital marketing platform, complementary value-added services and customer analytics to businesses as well as the enhancement of smart shopping experiences to consumers, in key retail districts. Cnshangquan was established by leading Chinese retailers and consumer companies, including Sanpower Group, Yurun Group, Golden Eagle, Deji Plaza Co., Ltd and Nanjing Xinjiekou Department Store Co., Ltd. For more information please visit: http://www.cnshangquan.com/. Houlihan Lokey (China) Limited is acting as the financial advisor to Cnshangquan in connection with the transactions contemplated by the share purchase agreement.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1- 616- 551-9714

Email: mcox@ogilvy.com